Launch Media, Inc. 2700 Pennsylvania Avenue Santa Monica, California 90404
July 12, 2001

To Launch Media, Inc. Stockholders:

    We are pleased to inform you that on June 27, 2001, Launch Media, Inc. ("Launch") entered into a merger agreement with Yahoo! Inc. ("Yahoo!") and Jewel Acquisition Corporation, a wholly-owned subsidiary of Yahoo! ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer to purchase all of the outstanding shares of Launch common stock (the "Shares") for $0.92 per share in cash.

    The tender offer is conditioned on the minimum tender of a majority of the Shares (on a fully diluted basis) as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe Yahoo!'s commitment to complete its acquisition of Launch, once the tender offer is successfully consummated, through a merger in which all Shares not purchased in the tender offer will be converted into the same net price as is paid in the tender offer.

    Current directors, executive officers and certain other stockholders of Launch have individually agreed to tender their Shares pursuant to Stockholders Agreements dated June 27, 2001. These Shares, in total, represent approximately 27% of the outstanding Shares.

    Your Board of Directors has unanimously approved the merger agreement and unanimously determined that the terms of Yahoo!'s tender offer are fair to, and in the best interests of, Launch's stockholders and unanimously recommends that you accept the Yahoo! offer by tendering all of your Shares pursuant to the offer.

    Enclosed with this letter is a Solicitation/Recommendation Statement on Schedule 14D-9 containing the Launch Board's recommendation and explaining the reasons behind it, as well as the background to the transaction and other important information. Included as Annex B to our Schedule 14D-9 is the written opinion, dated June 27, 2001, of Credit Suisse First Boston Corporation, Launch's financial advisor, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $0.92 per share cash consideration to be received by the Launch stockholders in the offer and the merger was fair, from a financial point of view, to Launch's stockholders.

    Also enclosed with this letter are Yahoo!'s Offer to Purchase, a Letter of Transmittal for use in tendering Shares and other related documents.

    Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

Sincerely,
David B. Goldberg Chairman and Chief Executive Officer
Robert D. Roback President